SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                 SCHEDULE 13G


                   Under the Securities Exchange Act of 1934
                              (Amendment No. 19)


NAME OF ISSUER:  Integra Financial Corporation


TITLE OF CLASS OF SECURITIES:  Common Stock


CUSIP NUMBER:  458-104-106


Check the following box if a fee is being paid with this statement:  [   ]

CUSIP NO.  458-104-106

______________________________________________________________________________

(1)   Names of Reporting Persons;                Integra Financial Corporation
      SS or IRS Identification                          IRS Id. No. 25-1597793
      Nos. of Above Person:
______________________________________________________________________________

(2)   Check the Appropriate Box (See Instructions):
      (a)
            ---------------
      if a Member of a Group

      (See Instructions)
      (b)         X
            ----------------
      Membership in any group is disclaimed
______________________________________________________________________________

(3)   SEC Use Only
______________________________________________________________________________

(4)   Citizenship or Place                                        Pennsylvania
      of Organization
______________________________________________________________________________





Number of Shares  (5)   Sole Voting Power                            2,416,919
Beneficially
Owned by Each     (6)   Shared Voting Power                            532,187
Reporting Person
With              (7)   Sole Dispositive Power                       4,450,379

                  (8)   Shared Dispositive                             861,814
                        Power
______________________________________________________________________________

(9)   Aggregate Amount Beneficially                                 5,312,193*
      Owned by Each Reporting Person
______________________________________________________________________________

(10)  Check if the Aggregate Amount in Row (9)
      Excludes Certain Shares
______________________________________________________________________________

(11)  Percent of Class Represented                                      16.09%
      by Amount in Row 9
______________________________________________________________________________

(12)  Type of Reporting Person                                              HC
      (See Instructions)


*     The reporting person disclaims beneficial ownership of any of the shares

CUSIP NO.  458-104-106

______________________________________________________________________________

(1)   Names of Reporting Persons;  Integra Trust Company, National Association
      SS or IRS Identification                          IRS Id. No. 25-0741760
      Nos. of Above Person:
______________________________________________________________________________

(2)   Check the Appropriate Box (See Instructions):
      (a)
            ---------------
      if a Member of a Group

      (See Instructions)
      (b)         X
            ----------------
      Membership in any group is disclaimed
______________________________________________________________________________

(3)   SEC Use Only
______________________________________________________________________________

(4)   Citizenship or Place                            United States of America
      of Organization
______________________________________________________________________________





Number of Shares  (5)   Sole Voting Power                            2,416,919
Beneficially
Owned by Each     (6)   Shared Voting Power                            528,187
Reporting Person
With              (7)   Sole Dispositive Power                       4,450,379

                  (8)   Shared Dispositive                             857,814
                        Power
______________________________________________________________________________

(9)   Aggregate Amount Beneficially                                 5,308,193*
      Owned by Each Reporting Person
______________________________________________________________________________

(10)  Check if the Aggregate Amount in Row (9)
      Excludes Certain Shares
______________________________________________________________________________

(11)  Percent of Class Represented                                      16.08%
      by Amount in Row 9
______________________________________________________________________________

(12)  Type of Reporting Person                                              BK
      (See Instructions)


*     The reporting person disclaims beneficial ownership of any of the shares

CUSIP NO. 458-104-106

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13G
                (Under the Securities and Exchange Act of 1934)

Item 1(a)   Name of Issuer:
            ---------------

                  Integra Financial Corporation

Item 1(b)   Address of Issuer's Principal Executive Offices:
            ------------------------------------------------

                  Four PPG Place
                  Pittsburgh, Pennsylvania  15222

Item 2(a)   Name of Person Filing:
            ----------------------

                  1.    Integra Financial Corporation
                  2.    Integra Trust Company, National Association

Item 2(b)   Address of Principal Business Office:





            ------------------------------------------------------------

                  1.    Four PPG Place
                        Pittsburgh, Pennsylvania 15222-5408

                  2.    300 Fourth Avenue
                        Pittsburgh, Pennsylvania  15278

Item 2(c)   Citizenship or Place of Organization:
            -------------------------------------

                  1.    Pennsylvania
                  2.    United States of America

Item 2(d)   Title of Class of Securities:
            -----------------------------

                  Common Stock

Item 2(e)   CUSIP Number:
            -------------

                  458-104-106

Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b), check whether the person filing is :
            ------------------------------------------------------------------

            1.    Integra Financial Corporation

                  (a)   ( )   Broker or Dealer registered  under Section 15 of
                              the Act.

                  (b)   ( )   Bank as defined in Section 3(a) (6) of the Act.

                  (c)   ( )   Insurance Company  as  defined in  Section  3(a)
                              (19) of the Act.

CUSIP NO. 458-104-106


                  (d)   ( )   Investment Company registered under Section 8 of
                              the Investment Company Act.

                  (e)   ( )   Investment Adviser registered under  Section 203
                              of the Investment Advisers Act of 1940.

                  (f)   ( )   Employee  Benefit  Plan, Pension  Fund  which is
                              subject  to  the   provisions  of  the  Employee
                              Retirement  Income  Security  Act  of   1974  or
                              Endowment Fund.

                  (g)   (X)   Parent  Holding  Company,  in   accordance  with





                              Section 240.13d-1(b) (ii) (G).

                  (h)   ( )   Group, in accordance  with Section  240.13d-1(b)
                              (1) (ii) (H).

            2.    Integra Trust Company, National Association

                  (a)   ( )   Broker or Dealer registered  under Section 15 of
                              the Act.

                  (b)   (X)   Bank as defined in Section 3(a) (6) of the Act.

                  (c)   ( )   Insurance  Company  as defined  in  Section 3(a)
                              (19) of the Act.

                  (d)   ( )   Investment Company registered under Section 8 of
                              the Investment Company Act.

                  (e)   ( )   Investment Adviser registered under  Section 203
                              of the Investment Advisers Act of 1940.

                  (f)   ( )   Employee  Benefit  Plan, Pension  Fund  which is
                              subject  to  the   provisions  of  the  Employee
                              Retirement  Income  Security  Act  of   1974  or
                              Endowment Fund.

                  (g)   ( )   Parent  Holding  Company,  in   accordance  with
                              Section 240.13d-1(b) (ii) (G).

                  (h)   ( )   Group, in accordance  with Section  240.13d-1(b)
                              (1) (ii) (H).

Item 4      Ownership:
            ----------
      (a)   Amount beneficially owned:

                  1.    Integra Financial Corporation               5,312,193*
                  2.    Integra Trust Company, National Association 5,312,193*

      (b)   Percent of class:

                  1.    Integra Financial Corporation                   16.09%
                  2.    Integra Trust Company, National Association     16.09%


* The reporting person disclaims beneficial ownership of any of these shares.

CUSIP NO. 458-104-106

      (c)   Number of shares as to
            which person has:

            1.    Integra Financial Corporation





                  (i)   Sole power to vote or                        2,416,919
                        to direct the vote:

                  (ii)  Shared power to vote                           532,187
                        or to direct the vote:

                  (iii) Sole power to dispose or to                  4,450,379
                        direct the disposition of shares:

                  (iv)  Shared power to dispose or to direct           861,814
                        the disposition of shares:

            2.    Integra Trust Company, National Association

                  (i)   Sole power to vote or                        2,416,919
                        to direct the vote:

                  (ii)  Shared power to vote                           532,187
                        or to direct the vote:

                  (iii) Sole power to dispose or to                  4,450,379
                        direct the disposition of shares:

                  (iv)  Shared power to dispose or to direct           861,814
                        the disposition of shares:

Item  5.    Ownership of Five Percent or Less of a Class
            ---------------------------------------------

                  Not Applicable

Item 6      Ownership of More than Five Percent on Behalf of Another Person:
            ----------------------------------------------------------------

                  See Appendix I

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported by the Parent Holding Company:
            ------------------------------------------------------------------

                  See Appendix II

Item 8      Identification and Classification of Members of the Group:
            ----------------------------------------------------------

                  Not Applicable

Item 9      Notice of Dissolution of Group:
            -------------------------------

                  Not Applicable.

Item 10     Certification:
            --------------





                  Not Applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 12, 1996

                                    INTEGRA FINANCIAL CORPORATION


                              BY:   /s/Kenneth C. Thiess
                                    ______________________________
                                    Kenneth C. Thiess
                                    Vice President, Secretary and
                                    Assistant General Counsel



                                    INTEGRA TRUST COMPANY,
                                          NATIONAL ASSOCIATION


                              BY:   /s/Robert A. Rose
                                    ______________________________
                                    Robert A. Rose
                                    Vice President of Compliance

                                  APPENDIX I


Item 6.


The Banks hold all of their shares, including those held for the McCune Foundation, as fiduciaries and as such have no right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of all the shares for their own use but distribute or invest such dividends as provided in the various instruments under which it holds as fiduciary.

Integra Financial Corporation is filing this report to reflect the holdings of the Trust Department of its subsidiary Banks, Integra Bank/Pittsburgh and Integra Trust Company, National Association (collectively, the "Banks"), which hold the shares reported herein as fiduciaries.

The Integra Trust Company is trustee of a charitable trust known as the McCune
Foundation.   The distribution committee of the Foundation, which has recently been involved in  the election of directors,  consists of Richard  D. Edwards,
John R.  McCune VI  and James  M. Edwards.   The Foundation  beneficially owns
1,838,726 shares of common stock of the Corporation or 5.57% of the class.

                                  APPENDIX II


Item 7.

Integra Financial Corporation is filing this report to reflect the holdings of the Banks, which hold the shares which are the subject of this Schedule 13G as fiduciaries. Each of these is a "Bank" as defined in Section 3(a)(6) of the Securities Exchange Act of 1934.

                                   EXHIBIT A

      Each of the undersigned hereby agrees that the Schedule 13G to which this Exhibit is attached is filed on behalf of each of them.


                                    INTEGRA FINANCIAL CORPORATION


                              BY:   /s/Kenneth C. Thiess
                                    ______________________________
                                    Kenneth C. Thiess
                                    Vice President, Secretary and
                                    Assistant General Counsel



                                    INTEGRA TRUST COMPANY,
                                          NATIONAL ASSOCIATION


                              BY:   /s/Robert A. Rose
                                    ______________________________
                                    Robert A. Rose
                                    Vice President of Compliance